United States securities and exchange commission logo





                             July 13, 2022

       Baldev Sandhu
       Chief Executive Officer
       Drs DIET, Inc.
       61 Ash Street
       Englewood Cliffs, NJ 07632

                                                        Re: Drs DIET, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 29, 2022
                                                            File No. 024-11925

       Dear Dr. Sandhu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please disclose the status of the development of your weight loss application and that you have not generated any
revenues to date.
   2. Your disclosure that there will be a minimum component to the offering and that you will pay underwriting
commissions is inconsistent with your disclosure elsewhere in the filing that there is no
minimum component to the offering and that it will be conducted on a best efforts basis. Please
advise or revise.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Baldev Sandhu
Drs DIET, Inc.
July 13, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                             Sincerely,
FirstName LastNameBaldev Sandhu
                                                             Division of
Corporation Finance
Comapany NameDrs DIET, Inc.
                                                             Office of
Technology
July 13, 2022 Page 2
cc:       David S. Hunt
FirstName LastName